CIBC Integrates Canadian Retail Operations

TORONTO, APRIL 11, 2005 — Gerry McCaughey, President and Chief Operating Officer, CIBC (TSX: CM, NYSE: BCM), today announced a new organizational structure designed to enhance its retail banking offer in the Canadian market.

Effective immediately, CIBC will merge its current Retail Markets division with parts of its Wealth Management division, including Imperial Service, Private Wealth Management and the GIC product line.

“CIBC’s separation of the Imperial Service and the Private Banking management structures helped us to create the country’s leading banking and advisory capability for affluent Canadians,” said Mr. McCaughey. “Having firmly established these capabilities, the integration of these parts of Wealth Management with Retail Markets will deliver product benefits for our clients, as well as improved efficiency, accountability and productivity.”

The new Retail Markets division will be led by Sonia Baxendale, who has been appointed Senior Executive Vice-President, Retail Markets. Formerly Senior Executive Vice-President, Wealth Management, Ms. Baxendale joined CIBC in 1992 and has broad experience in the wealth and retail financial services sectors. “Sonia brings demonstrated expertise in both the distribution and product businesses to her new role. Her leadership skills and client focus will further the success of Retail Markets,” said Mr. McCaughey.

CIBC’s Wealth Management division will now be comprised of CIBC Wood Gundy’s Private Client and Online Brokerage divisions, as well as TAL Global Asset Management and CIBC’s Asset Management businesses.

To lead the new Wealth Management division, CIBC has appointed Victor Dodig, formerly Chief Executive Officer, UBS Global Asset Management (Canada), as Executive Vice-President, Wealth Management, reporting to Mr. McCaughey. A graduate of the University of Toronto and the Harvard Graduate School of Business Administration, where he was a Baker Scholar, Mr. Dodig has had wealth management business experience in the United States, Europe and Canada.

CIBC is a leading North American financial institution. CIBC provides a full range of products and services to over nine million retail clients, administers $184.5 billion of assets for individuals and meets the complex business needs of corporate and institutional clients. At year-end, CIBC’s total assets were $278.8 billion and its market capitalization was $25.7 billion.

For further information contact Robert Waite, Senior Vice-President, Communications and Public Affairs, at 416-956-3330.